

August 2, 2010

Mr. Timothy J. Gallagher
  Chief Financial Officer
GENESEE & WYOMING INC.
66 Field Point Road
Greenwich, Connecticut 06830

> **Re:** **Genesee & Wyoming Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-31456**
>
> and
>
> **Definitive 14A**
> **Filed April 16, 2010**
> **File No. 1-31456**

Dear Mr. Gallagher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K (Fiscal Year Ended December 31, 2009)

Management's Discussion and Analysis

Overview, page 35

1.   See the paragraph beginning with Income from continuing operations attributable to our
        common stockholders. As the amounts disclosed in the first sentence are not disclosed
        on the face of the statements of operations, please consider expanding the paragraph to
        emphasize (i.e., reconcile) that such amounts were derived by taking total net income and
        reducing it by (i) income/(loss) from discontinued operations and (ii) net income
        attributable to noncontrolling interest.

Year Ended December 31, 2009 Compare with Year Ended December 31, 2008

Operating Expenses, page 43

2.   Refer to the paragraph discussion of Purchased services and to Materials expense. Please
        expand both paragraphs to identify the nature and types of costs included in the expense
        category. For example, disclose if Purchased services include cost of services provided
        by outside contractors or other third parties for maintenance of locomotives, freight cars
        and equipment; transportation costs over other railroads via your track access
        agreements; ramping (lifting of containers onto and off of rail cars); drayage (highway
        movements to and from railway facilities); other outsourcing services for your track
        property (i.e., railroad lines and infrastructure), etc. Disclose if Materials expense
        includes cost of materials purchased for use by employees to maintain the locomotives
        and freight cars, track property, equipment, etc. In this regard, please provide an
        expanded definition as to what constitutes and is classified as Purchased services as
        compared to Materials expense in your Statements of Operations.

Financial Statements

Note 2. Significant Accounting Policies: Property and Equipment, page F-8
and
Note 5. Property and Equipment and Leases, page F-18

3.   Given the importance of property and equipment to the operations of your railroad and
        the complexities generally involved in accounting for property and equipment, we
        believe clear and transparent disclosure about how you account for these assets is
        important to investors and that your accounting policy discussion here and in MD&A-
        Critical Accounting Policies and Use of Estimates (Property and Equipment, page 58)
        should be further expanded. For example, please discuss your policy for self-constructed
        assets. That is, to the extent that your new and replacement properties are self-
        constructed and such work is performed by employees, please disclose the types of costs
        capitalized, such as direct costs, indirect costs, or overhead, as well as how such costs are

distinguished from the costs to deconstruct and remove replaced assets. As another example, we note from disclosure in the first paragraph under the table on page F-18 that construction-in-process consisted primarily of costs associated with track and equipment upgrade projects. However, additional discussion should be provided, including a description of the work involved and specific types of costs incurred to upgrade your track and equipment. The comments that follow are intended to provide additional guidance in specific areas to enhance your disclosures for investors.

4.   We note the disclosure on page F-8 that major renewals or improvements are capitalized, while routine maintenance and repairs are expensed when incurred. Expand to disclose if true, that major renewals or improvements extend the useful life or increase functionality of the asset. Disclose if you have a minimum threshold level for capitalization, and if so, whether it is based on dollar amount and/or some other criteria in determining capitalization.

5.   Please provide disclosure as to how you account for the costs associated with the installation of rail, ties, grinding, ballast, and other track equipment and improvements and whether such costs are capitalized or expensed. We believe the preferable method of accounting for the costs of certain repair and maintenance activities, such as rail grinding, shoulder ballast cleaning and similar costs should be to expense as incurred because these activities typically (i) recur at intervals shorter than the life of the underlying assets, (ii) allow the underlying assets to reach their currently estimated useful lives but do not extend their lives, and (iii) restore the condition of the underlying assets but do not enhance them beyond their original condition. Please revise and advise in detail as to how you account for such repair and maintenance activities.

6.   On a related matter, please expand your disclosure to quantify the amount of maintenance (and repair) costs incurred for each period presented. We suggest you provide disclosure that summarizes the amount of major renewals and improvement costs that are capitalized and the amounts expensed on routine repairs and maintenance.

7.   See the disclosure on page F-8 where gains or losses on sales or other dispositions are credited or charged to operating expense. Solely with respect to retirements (not sales) of railroad properties, disclose whether you had any unusual events (not in the normal course of business) during the last three years that resulted in the recording of a gain or loss. If so, please describe the nature of each such event, explain how you determined the event was unusual and quantify the amount of gain or loss recorded. Please disclose, if true, that upon the sale or retirement of railroad properties in the normal course of business, costs less salvage value is charged to accumulated depreciation, and no gain or loss is recognized in operations.

8.   See the disclosure of Leases on page F-18. Please disclose in the first paragraph the number or percentage of freight cars and also of locomotives used in your operations that are subject to operating leases and clarify that the costs are not included in the capitalized costs for Equipment shown in the table above (on page F-18). Also, in the second

paragraph, please describe that 'rolling stock' consists of locomotives and freight cars, along with any other specified assets. Reference is made to the disclosure of rolling stock in the discussion under "Equipment" on page 30.

9.   We note the October 2008 acquisition of OCR and the May 2008 acquisition of CAGY. Please tell us the consideration given to providing audited historical and pro forma financial statements pursuant to Rule 3-05 and Article 11 of Regulation S-X with respect to each of these acquisitions, and provide us with your computation of significant subsidiary using the tests in Rule 1-02(w) of Regulation S-X for each of these acquisitions. If financial statements have been provided, please tell us when and where they were filed. With respect to your pending acquisition of FreightLink which is expected to close in the fourth quarter of 2010, (see the Form 8-K filed on June 11, 2010), please confirm to us that you will file audited historical financial statements and related pro forma financial statements, if such acquisition meets the significant subsidiary tests under Rule 1-02(w) of Regulation S-X. Provide us with numerical support for your conclusion.

Schedule 14A

Risk Management, page 18

10.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Annual Incentive Compensation Program, page 29

11.   In future filings, please quantify the Genesee Value Added target that must be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that quantified disclosure of the target is not required because it would result in competitive harm such that the quantification could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Margery Reich, Senior Staff Accountant, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters, and J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217, regarding comments on legal matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief